Mail Stop 3561

July 10, 2007

Shaul Menachem
Chief Executive Officer
Limco-Piedmont Inc.
5304 S. Lawton Avenue
Tulsa, Oklahoma 74107

> **Re:** **Limco-Piedmont Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 27, 2007**
> **File No. 333-142157**

Dear Mr. Menachem:

We have reviewed your responses to the comments in our letter dated June 19, 2007 and have the following additional comments.

Liquidity and Capital Resources, page 31

1. Please revise the disclosure in the second paragraph of this section to indicate the $5.3 million is the *cash portion* of the $20.227 million purchase price of Piedmont as your current disclosure implies a significantly lower purchase price.

2. Refer to our previous comment 9. It is unclear why you have not considered the cash acquired of $52,661 in your calculation of Net Assets Acquired. Specifically, it appears the "Cash Paid to Sellers" of $5,290,000 should be net of the cash acquired, reducing the amount to $5,237,339, as presented in the second table included in your response. As presented, it appears you have overstated your asset allocation by the amount of cash acquired in the acquisition from Piedmont. Please revise throughout your filing or tell us why such revision is unnecessary.

Financial Statements of Limco-Piedmont Inc. and Subsidiaries
Cash Flows from Financing Activities, page F-8

3. Please review the 2005 presentation for mathematical accuracy. Specifically, it appears the direction of cash flow as presented for Repayments of Long Term Debt is incorrect.

4. Please revise your tabular presentation on page F-8 of the amount paid for "Acquisition of Subsidiary" for consistency with the rest of your document and your response to our previous comment 9. Specifically, it appears you have presented rounded amounts when no other amounts in your Statement of Cash Flows appear to be rounded. Also, please include transaction costs paid in order to reconcile to the same amount presented in your Statement of Cash Flows.

Note 2 — Acquisition of Piedmont Aviation Component Services, LLC, page F-15

5. Please revise your table detailing the components of the total acquisition price to consider total cash paid, net of cash received. The purchase price in this table should agree with the total purchase price of Piedmont, net of cash acquired, as presented in your response to our previous comment 9 and with that presented in the table on page F-8.

Annual Financial Statements of Piedmont
Note G – Subordinated Debt, page P-11

6. We have reviewed your response to our previous comment 17. It appears the warrants issued to Blue Ridge Investors II Limited Partnership meet the criteria set forth in paragraphs 9-11 of SFAS 150 for classification as a liability. Further, such classification would require remeasurement to fair value at each balance sheet date presented, with a corresponding expense for such remeasurement reflected in the income statement for the period. We note from your response that you attribute the increase in value from initial measurement of $80,000 to the cash payment of $1.5 million to Blue Ridge at the date of purchase of Piedmont to a significant recovery in the aviation industry from 2002 to 2005. Please explain to us how this increase in value has been reflected in your balance sheet and income statement for all periods presented, including the interim financial statements as of and for the 6-month period ended June 30, 2005. Include in your response how you determined the cash payment of $1.5 million, and how such payment relates to the value of the warrants at June 30, 2005.

Note J – Royalty Agreement, page P-12

7. Refer to our previous comment 18. Please revise your document to include a description of PAS similar to that included in your response.

Interim Financial Statements of Piedmont

8. Pursuant to the last sentence of Rule 10-01(a)(5) of Regulation S-X, please add disclosure with respect to the warrants held by Blue Ridge at June 30, 2005, in a manner similar to the disclosure in Note G to the annual financial statements of Piedmont. In this regard, specifically address the value of the warrants at June 30,

2005, and disclose the amount paid to the Blue Ridge warrant holders in connection with your acquisition of Piedmont on July 6, 2005.

General

9. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

10. Provide currently dated consents from the independent public accountants in the amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-4817.

Regards,

Joshua Ravitz
Attorney Advisor

cc: Via Facsimile (212) 732-3232
         Steven J. Glusband
         Carter Ledyard & Milburn LLP
         Two Wall Street
         New York, New York 10005